Exhibit 99.1
Earnings Conference Call 4Q22

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

2022: Record cash generation enables further progress on strategic avenues suzano

Sales Volume

Pulp:

10.6 million tons
(in line with 2021)

Paper[1]:

1.2 million tons
(in line with 2021)

Pulp Inventory:

Below optimum operational levels

Operating Performance

Adjusted EBITDA:

R$28.2 bn
(vs. R$23.5 billion in 2021)

Operating Cash Generation[2]:

R$22.6 bn
(vs. R$18.8 billion in 2021)

Cash cost ex-downtimes :

R$885/ton
(vs. R$690/ton in 2021)

Financial Management

Liquidity[3,4]:

US$6.0 bn
(vs. US$5.1 billion in 2021)

Net debt[3]:

US$10.9 bn
(vs. US$10.4 billion in 2021)

Leverage[3,5]:

2.0x in US$
(vs. 2.4x in US$ in 2021)

Capex:

In line with guidance

Main Achievements

People:

Safety performance

Culture development

Progress in **all** strategic avenues

[1]Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Including 2023 dividend prepayment. | [4] Considers IFC/Finnvera credit lines | [5] Net Debt / Adjusted EBITDA in the last twelve months.

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PAPER AND PACKAGING BUSINESS Paper Sales¹ (‘000 tons) 4Q21 3Q22 4Q22 2021 Average Net Price (R$/ton) Paper Adjusted EBITDA2 EBITDA growth of 50% despite cost pressures 4 R$ MM R$/ton Margin % 2022 4Q21 3Q22 4Q22 2021 2022 809 820 363 353 1,172 1,173 Export market 242 211 224 96 88 80 338 299 304 1 Excluding Consumer Goods. | ² Excluding impact of Management LTI. 4Q21: R$27/ton; 3Q22: - R$1/ton ; 4Q22: - R$17/ton; 2021: -R$9/ton; 2022: R$6/ton 4,568 6,220 4,866 6,699 6,827 552 859 810 34% 43% 39% 4Q21 3Q22 4Q22 1,634 2,878 2,669 1,885 2,827 35% 39% 2021 2022 1,608 2,410 Domestic market

613 761 630 821 831 2,722 2,797 2,759 PULP BUSINESS Sales volume (‘000 tons) 4Q21 3Q22 4Q22 10,586 10,600 2021 Average Net Price – Export Market (/ton) Adjusted EBITDA and EBITDA Margin (%) 21,439 25,099 5,755 7,665 7,274 4Q21 3Q22 4Q22 2021 R$5.58 R$5.25 R$5.26 R$5.40 High prices and solid sales volume lead to record results 5 2,114 2,741 2,636 R$ MM R$/ton Margin % 4Q21 3Q22 4Q22 2022 3,519 4,307 4,366 US$ BRL 60% 64% 61% 62% 3,307 3,931 2022 2021 2022 R$5.17 61% 2,025 2,368 Average FX

148 292 131 163 289 340 (39) 2021 51 Wood Input 15 Fixed Cost 2 Energy (4) FX 420 (38) 2022 690 885 +28% 422 347 366 (40) 3Q22 18 Wood 24 Input 11 164 (42) 4Q22 449 FX 3 Energy (2) Fixed Cost 883 937 154 +6% PULP BUSINESS Pulp Cash Cost – 4Q22 vs. 3Q22 (ex-downtime – R$/ton) Pulp Cash Cost – 2022 vs. 2021 (ex-downtime – R$/ton) 6 Strong pressure from commodities throughout the year, easing off at year-end Commodity price effect: -R$14/ton Commodity price effect: R$102/ton Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX

7 Cerrado Project On time and on budget % Physical Progress¹: (inside-the-fence² ) 3 45 82 100 2021 2022 2023 2024 4 41 79 100 2021 2022 2023 2024 % Financial Progress: (inside-the-fence) 1 Progress up to 12/31/2022. | 2 Inside the fence includes investments in industry and infra structure. See here the most updated video

3.3 0.6 0.7 2.1 2.2 1.5 7.2 1.3 FINANCIAL MANAGEMENT Net Debt (US$ billion) Robust balance sheet and low leverage paves the way for the largest investment cycle in 2023 8 2.5 2.2 2.0 2.4 2.1 2.0 Dec/21 Sep/22 Dec/22 In R$ In US$ 1 It considers amounts related to derivative adjustments, payment of dividends, IR/CS, among others. | ² Considers capex on accrual basis, except for Parkia deal in cash basis | ³ IFC and Finnvera credit lines | 4 Considers the portion of debt with currency swaps for foreign currency. Amortization Schedule (US$ billion) Cash on hand (75% in US$) Stand-by facilities Leverage (Net debt/EBITDA LTM) Average Cost (in US$): 4.7% p.a. Average Term: 80 months Liquidity 2023 2024 2025 2026 2028 onwards 2027 6.0 10.4 10.9 1.4 1.8 Net debt Dec 2021 (5.4) Adjusted EBITDA Sustaining Capex Expansion and Modernization Capex 0.5 Working Capital 1.2 Dividends / Share buybacks 0.6 Accrued Net Interest¹ 0.4 Others Net Debt Dec 2022 Δ % of debt in fixed rate (US$)4 94% 96% 97% 97% 98% 95% Total Capex²: 3.2 IFC/Finnvera³ 1.4

FINANCIAL MANAGEMENT Consistency of hedging policy confirmed in the results 9 Cash Flow Hedging Cerrado Project Hedging Portfolio Average Dec/2022: Put / Call 5.58 6.52 61% FX gap coverage Dec/2022: Put / Call 5.78 6.94 75% FX gap coverage MTM – Cash Flow (ZCC) Dec/2021 Dec/2022 -0.2 bn +1.8 bn 2.0 bn Cash effect Result FX @ 5.58 5.22 + 2.7 bn 0.7 bn (R$) Portfolio Average Dec/2021: US$4.0 billion Dec/2022: US$5.9 billion Notional Dec/2021: US$0.5 billion Dec/2022: US$1.8 billion Notional

R$4.2 bn 10 Capital Allocation Shareholders Remuneration 20 million shares R$967 million 100% executed (3 months) Average price R$48.33/share 20 million shares R$937 million 100% executed (2 months) Average price R$46.84/share Authorized Volume: Up to 20 million shares % Free-float: up to 2.9%² Tenor: up to 18 months ¹ 0.2 million shares already executed (average price R$45.65, representing R$10.7 million) | 2 Reflects outstanding shares as at 2022/09/30. 3 rd Share Buyback Program¹ (October/2022) 1 st Share Buyback Program (May/2022) 2 nd Share Buyback Program (July/2022) Dividends 93% cancelled (37 million shares)

Total Operational Disbursement – TOD (R$/t)

Cerrado Project, forestry and industrial advances lead to TOD reduction suzano

TOD 2027[1] with Cerrado vs. 2022 (R$/t)



Sustaining Capex
SG&A + Freight
Cash cost
1,669
401
557
711
TOD 2021
FX 5.40
Brent US$ 67/bbl
Forestry radius 220 km
Third-party wood 43%
USD 309/t
345
Inflation[2]+ Prices effect
(34)
FX
42
Operational Effects
2,022
478
619
925
TOD 2022
FX 5.16
Brent US$ 98/bbl
Forestry radius 203 km
Third-party wood 37%
USD 392/t
75
Inflation 2023[2]
16
FX
(149)
Commodities Effect (assumptions)
(134)
Competitiveness Initiatives
(80)
Cerrado Project
~R$3.8 bn of savings per year
1,750
470
573
708
TOD 2027
FX 5.25
Brent US$70/bbl
Forestry radius 173 km
Third-party wood 23%
USD 333/t

TOD 2027 actual vs. TOD 2027 previous (R$/t)



Sustaining Capex
SG&A + Freight
Cash cost
1,500
320
560
620
2027 Previous
89
Inflation[3]
1,589
339
593
657
2027 (+inflation)
137
Prices effect[4]
1,726
444
593
689
2027 (+inflation+prices effect)
24
Operational[5] Plan
1,750
470
573
708
2027 Actual

[1] Total operational disbursement at full capacity, including integrated pulp volumes. | [2] Inflation -> 2022: IPCA: 5.8%, INPC: 5.9% e IGPM: 5.5% | 2023: IPCA: 5.2%, INPC: 4.7% and IGPM: 3.2%. | [3] Higher-than-expected inflation indices for 2022 (estimated vs. actual) + expected inflation indices for 2023 | [4] Price pressure largely on forestry activities such as silviculture and land leasings | [5] Forestry opex and capex initiatives for greater structural competitiveness of the forest base in the future.

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2022 strategic accomplishments at a glance

suzano

Be "Best-in-Class" in the Total Pulp Cost vision

- Parkia and Caravelas acquisitions
- Aracruz and Jacareí retrofits
- New berth and warehouse in Itaqui port
- Operational stability record

Maintain relevance in Pulp, through good projects

- Largest expansion of land bank and forestry base
- Cerrado Project

Advance in the links of the chain, always with competitive advantage

- Acquisition of Kimberly Clark's tissue business in Brazil
- Announcement of a potential tissue project in Aracruz (60kt)

Expand boldly into New Markets

- Startup Woodspin / Spinnova
- Startup of MFC mills in Finland and Limeira
- Suzano Ventures launch
- Innovation ecosystem development

Play a leading role in sustainability

- ESG indexes and ratings progress
- Biomas launch
- Advances on D&I

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Q&A 4Q22 Investor Relations www.suzano.com.br/ri ri@suzano.com